Exhibit 1.1

GREAT CHINA MANIA HOLDINGS, INC.
Flat 1902, 19/F, Kodak House 2
Java Road
North Point, Hong Kong

May 21, 2014
CONFIDENTIAL
CONCEPT X LIMITED
Flat 1816, Tsuen Wan Industrial Centre
220-248 Texaco Road
Tsuen Wan, New Territories
Hong Kong

To: Mr. Lee Wor Kuen/ Ms. Lee Ho Shok Fong
Flat 1816, Tsuen Wan Industrial Centre
220-248 Texaco Road
Tsuen Wan, New Territories
Hong Kong

Dear Sirs:

Re:	Binding Letter of Intent for the Proposed Acquisition of 100% Equity Interest of Concept X Limited (“Concept X”)

This letter agreement (this “Agreement”) sets out the terms upon which Great China Mania Holdings, Inc. (“GMEC”) and Concept X have agreed.

GMEC is a fully-reporting smaller reporting company trading on the OTC Bulletin Board with approximately 25,000,000 shares issued and oustdanding and reported revenues of approximately $2.3 million for the year ended December 31, 2013.

Concept X is a Hong Kong registered company that specializes in media production in Hong Kong.  Concept X has reported approximately $1.4 million revenues for year ended March 31, 2014.

GMEC and Concept X agree as follows:

GMEC will purchase 100% equity interest of Concept X from Lee Wor Kuen and Lee Ho Shok Fong at an aggregate consideration of 500,000 shares of restricted common stock of GMEC (“Consideration Shares”).  It is the intention of GMEC, Lee Wor Kuen and Lee Ho Shok Fong to restrict the Consideration Shares for a period of 12 months from the date of completion of the acquisition (“Restriction Period).  Furthermore, GMEC shall have the first right of refusal to purchase the Consideration Shares from Lee Wor Kuen and Lee Ho Shok Fong after the Restriction Period at a consideration of $1 per share.

In conjunction to the purchase of Concept X by GMEC, Lee Wor Kuen and Lee Ho Shok Fong agree to execute all necessary documents in order to jointly undertake the followings:

1.	Assume the ultimate liabilities of all existing unsettled loans owed to third parties and financial institutes
2.	Cancel all payables and loans owed to related parties, e.g., loans from Lee Wor Kuen, Lee Ho Shok Fong and Chee Yan Label Weaving & Press Printing Co., Limited (Company controlled by Lee Wor Kuen).
3.	Assume the ultimate liabilities of the net trade payables (trade payables minus trade receivables) as of the date of completion of acquisition

Lee Wor Kuen and Lee Ho Shok Fong hereby undertake to apply the proceed from the sales of the Consideration Shares (If they have sold part or whole of the Consideration Shares after the Restriction Period) to settle the followings in the priority of:

1.	The balance of unsettled loans owed to third parties and financial institutes after the Restriction Period
2.	An amount equal to HKD 1,500,000 to be transferred to the bank account of Concept X to settle the net trade payables of Concept X at the date of completion of acquisition

Further details as well as all contractual arrangements and specific business transfer procedures shall be determined and conducted as appropriate.  All parties hereto shall cooperate with each other to accomplish these items with the objective of expeditiously completing the transaction.

GMEC shall have one week from the date hereof to conduct all due diligence procedures concerning Concept X.

At the Closing (defined as below), the parties shall also enter into a definitive acquisition agreement that will more specifically define the transaction as well as the roles of the respective parties hereto on a going forward basis.

Closing conditions:
a.	GMEC management completes their due diligence procedures relating to Concept X and is satisfied with the results thereof.
b.
In the event that GMEC is not satisfied with the due diligence in any fashion, GMEC will send written notification to Concept X explaining the circumstances and the reasoning of such dissatisfaction.  In the event that no such written notice is provided, due diligence will be deemed to have been satisfactory in all material respects.

c.	The Closing Date (“Closing”) shall be the earlier to occur of (1) GMEC agreeing that they are satisfied with their due diligence; or (2) one week from the date hereof

1.           Confidentiality

GMEC and Concept X acknowledge that each will be providing to the other information that is non-public, confidential, and proprietary in nature (the "Confidential Information").  Each, and their respective affiliates, representative, agents and employees, will keep the Confidential Information confidential and will not, except as otherwise provided below, disclose such information or use such information for any purpose other than for negotiation of the Definitive Agreements and the evaluation and consummation of the transactions described herein, provided however that this provision will not apply to information that:

(a)	becomes generally available to the public absent any breach of this provision;

(b)	was available on a non-confidential basis to a Party prior to its disclosure pursuant to this Agreement; or

(c)	becomes available on a non-confidential basis from a third party who is not bound to keep such information confidential

Each Party hereto agrees that it will not make any public disclosure of the existence of this Agreement or of any of its terms without first advising the other party of the proposed disclosure, unless such disclosure is required by applicable law or regulation and in any event the Party contemplating disclosure will inform the other Party of and obtain its consent to the form and content of such disclosure, which consent will not be unreasonably withheld or delayed.

Each Party hereto agrees that immediately upon any discontinuance of activities by either party such that the Transaction will not be consummated, each Party will return to the other all Confidential Information.

2.           Definitive Agreement

Upon execution of this Agreement, the Parties agree to negotiate in good faith and to enter into a Definitive Agreement as quickly as practicable.  Such Definitive Agreement will more specifically describe the manner in which the acquisition shall be completed.

GMEC will be responsible for the legal fees and other expenses related to this proposed transaction, except as otherwise agreed in the Definitive Agreement.

3.	Press Releases

GMEC may make a press release or other public announcement as well as filing a current report to the United States Securities and Exchange Commission. Concept X acknowledges that GMEC may be obligated under applicable securities laws to file, and hereby consents to GMEC filing, a copy of this Agreement with the United States Securities and Exchange Commission.

4.           Binding Nature of Letter of Intent

This letter is intended to be a legally binding commitment by any of the parties hereto with respect to the subject matter herein.

5.           Governing Law

This Agreement shall be governed by the laws of the State of Florida.  Any legal action or other legal proceeding relating to this Agreement or its enforcement shall be brought in any state or federal court in the State of Florida.

GMEC looks forward to pursuing the transactions set out in this Agreement with Concept X.  Please indicate your agreement to this Agreement by signing and returning a copy to the undersigned no later than May 21, 2014.

Yours truly,

GREAT CHINA MANIA HOLDINGS, INC.

/s/
Kwan Yin Roy Kwong, CEO

The undersigned hereby accepts the foregoing this 21st day of April, 2014

Concept X Limited
Per:

/s/
(Director)

Concept X Limited

/s/
Lee Wor Kuen, Shareholder

Concept X Limited

______________________________
Lee Ho Shok Fong, Shareholder